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Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

April 16, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Ms. Valerie Lithotomos

Re:	Bain Capital Specialty Finance, Inc. (the “Company”)

File No. 814-01175

Dear Ms. Lithotomos:

We are writing in response to comments you provided telephonically to Dechert LLP, counsel to the Company, on April 1, 2021 with respect to the Registrant’s preliminary proxy statement filed on Schedule 14A (the “Preliminary Proxy”) on March 24, 2021. On behalf of the Registrant, we have summarized your comments below and provided the Registrant’s responses immediately thereafter.

1.	Comment: The Notice of the 2021 Annual Meeting of Stockholders states that the Annual Meeting will be held, among other purposes, to approve the adjournment of the Annual Meeting (item 3) and to transact such other business as may properly come before the Annual Meeting or at any adjournment or postponement thereof (item 4). Please revise the disclosure to harmonize these conflicting purposes.

Response: The disclosure has been revised accordingly to delete item 4 from the Notice of the 2021 Annual Meeting of Stockholders.

2.	Comment: If not apparent from the existing disclosure, please clarify the principal occupation during the past five years for each director in the relevant tables.

Response: The disclosure has been revised accordingly.

3.	Comment: Please complete any blank and/or placeholder disclosure throughout the Preliminary Proxy.

Response: The disclosure has been revised accordingly.

* * * * *

Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz